Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Wynn Resorts, Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

983134107

(CUSIP Number)

October 19, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983134107	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons Hospitality Headquarters, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,808,126
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,808,126
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,808,126
10	Check if the Aggregate Amount in Row (9) Excludes Certain Share Not Applicable
11	Percent of Class Represented by Amount in Row 6.0%
12	Type of Reporting Person CO

CUSIP No. 983134107	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons Fertitta Entertainment, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Share Not Applicable
11	Percent of Class Represented by Amount in Row 9 Less than 0.1%
12	Type of Reporting Person CO

CUSIP No. 983134107	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Tilman J. Fertitta
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 99,425
	6	Shared Voting Power 6,917,551
	7	Sole Dispositive Power 99,425
	8	Shared Dispositive Power 6,917,551
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,917,551
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.1%
12	Type of Reporting Person IN

CUSIP No. 983134107	Schedule 13G	Page 4 of 8

ITEM 1.	(a) Name of Issuer:

Wynn Resorts, Limited (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

3131 Las Vegas Boulevard South, Las Vegas, NV 89109

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Hospitality Headquarters, Inc.

Fertitta Entertainment, Inc.

Tilman J. Fertitta

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is c/o Fertitta Entertainment, Inc., 1510 West Loop South, Houston, TX 77027.

(c)	Citizenship of each Reporting Person is:

Each of Hospitality Headquarters, Inc. and Fertitta Entertainment, Inc. is organized under the laws of the State of Texas. Tilman J. Fertitta is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

983134107

ITEM 3.

Not applicable.

CUSIP No. 983134107	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date of this filing, based upon 113,729,619 shares of Common Stock outstanding as of August 2, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Hospitality Headquarters, Inc.	6,808,126	6.0%	0	6,808,126	0	6,808,126
Fertitta Entertainment, Inc.	10,000	*	0	10,000	0	10,000
Tilman J. Fertitta	6,917,551	6.1%	0	6,917,551	0	6,917,551

* Represents less than 0.1%

The amount of Common Stock reported as beneficially owned above includes (i) 6,808,126 shares of Common Stock that are beneficially owned by Hospitality Headquarters, Inc.; (ii) 10,000 shares of Common Stock that are beneficially owned by Fertitta Entertainment, Inc.; and (iii) 99,425 shares of Common Stock that are beneficially owned by Mr. Fertitta. Mr. Fertitta is the sole shareholder of Fertitta Entertainment, Inc. and Hospitality Headquarters, Inc. As such, Mr. Fertitta may be deemed to share beneficial ownership of the securities beneficially owned by Fertitta Entertainment, Inc. and Hospitality Headquarters, Inc.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 983134107	Schedule 13G	Page 6 of 8

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 983134107	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2022

Hospitality Headquarters, Inc.

/s/ Tilman J. Fertitta
Name:	Tilman J. Fertitta
Title:	President and CEO

Fertitta Entertainment, Inc.

/s/ Tilman J. Fertitta
Name:	Tilman J. Fertitta
Title:	President and CEO

Tilman J. Fertitta

/s/ Tilman J. Fertitta

CUSIP No. 983134107	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.